          SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               VARLEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   922248 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Rochelle Elias
                               Compliance Director
                             D. E. Shaw & Co., L.P.
                              120 West 45th Street
                                   39th Floor
                            New York, New York 10036
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 06, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [x]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., Inc.
         13-3839469

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                              (a)  [ ]
                                                              (b)  [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS

                 AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)                                                                 [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF            (7)  SOLE VOTING POWER

SHARES                             -0-

BENEFICIALLY         (8)  SHARED VOTING POWER

OWNED BY                           -93-

EACH                 (9)  SOLE DISPOSITIVE POWER

REPORTING                          -0-

PERSON WITH          (10) SHARED DISPOSITIVE POWER

                                   -93-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON

           -93-

(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES **                                   [ ]

(13) PERCENT OF CLASS REPRESENTED

     BY AMOUNT IN ROW (9)
          .00137%

(14) TYPE OF REPORTING PERSON **
           HC, CO

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co., L.P.
         13-3695715

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
                 AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)                                                                 [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF            (7)  SOLE VOTING POWER

SHARES                     -0-

BENEFICIALLY         (8)  SHARED VOTING POWER

OWNED BY                   -50-

EACH                 (9)  SOLE DISPOSITIVE POWER

REPORTING                  -0-

PERSON WITH          (10) SHARED DISPOSITIVE POWER

                           -50-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     -50-

(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES **                                   [ ]

(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
     .00074%


(14) TYPE OF REPORTING PERSON **

                  PN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw Securities, L.P.
         13-3497780

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [ ]
                                                                        (b)  [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
                 WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)                                                            [ ]


(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


NUMBER OF         (7)  SOLE VOTING POWER

SHARES                     -0-

BENEFICIALLY      (8)  SHARED VOTING POWER

OWNED BY                   -0-

EACH              (9)  SOLE DISPOSITIVE POWER

REPORTING                  -0-

PERSON WITH       (10)  SHARED DISPOSITIVE POWER

                           -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     -0-

(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES **                                   [ ]

(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
     0%


(14)  TYPE OF REPORTING PERSON **
                  BD, PN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw Investments, L.P.
         13-3470777

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
         WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)                                                            [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF            (7)  SOLE VOTING POWER

SHARES                       -0-

BENEFICIALLY         (8)  SHARED VOTING POWER

OWNED BY                     -50-

EACH                 (9)  SOLE DISPOSITIVE POWER

REPORTING                    -0-

PERSON WITH          (10) SHARED DISPOSITIVE POWER

                             - 50-

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
      -50-

(12)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

(13)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
      .00074%


(14)  TYPE OF REPORTING PERSON **
                  BD, PN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw & Co. International, L.L.C.
         13-3799946

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
         WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) OR 2(e)                                                                 [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF            (7)  SOLE VOTING POWER

SHARES                       -0-

BENEFICIALLY         (8)  SHARED VOTING POWER

OWNED BY                     -43-

EACH                 (9)  SOLE DISPOSITIVE POWER

REPORTING                    -0-

PERSON WITH          (10) SHARED DISPOSITIVE POWER

                             -43-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     -43-

(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)

     .00063%

(14) TYPE OF REPORTING PERSON **
        OO

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         David E. Shaw

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [x]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
         AF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)                                                            [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF            (7)  SOLE VOTING POWER

SHARES                      -0-

BENEFICIALLY         (8)  SHARED VOTING POWER

OWNED BY                    -93-

EACH                 (9)  SOLE DISPOSITIVE POWER

REPORTING                   -0-

PERSON WITH          (10) SHARED DISPOSITIVE POWER

                            -93-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     - 93-

(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (9) EXCLUDES CERTAIN SHARES **                                   [ ]

(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)
     .00137%

(14) TYPE OF REPORTING PERSON **

       IN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to the Schedule 13D, originally filed on June 04, 1997, relates to the Common Stock, Par Value $.10 Per Share (the "Shares"), of Varlen Corporation (the "Company"). On August 06, 1997, the Reporting Persons converted their holdings of the 6.5% Convertible Debentures (maturity June 1, 2003) of the Company (the "Convertible Debentures") into Shares and subsequently disposed of those Shares; capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the initial Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Common Stock, Par Value $.10 Per Share (the "Shares") of the Varlen Corporation (the "Company").

The principal executive offices of the Company are located at 55 Shuman Boulevard, P. O. Box 3089, Naperville, Illinois 60566-7089

ITEM 2.   IDENTITY AND BACKGROUND.

No Change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable. No funds were utilized in the conversion or disposition of Convertible Bonds or Shares.

ITEM 4.  PURPOSE OF THE TRANSACTION.

No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) The percentage of Shares reported beneficially owned by each person herein is based on the sum of the 6,428,672 Shares outstanding as of August 15, 1997, as reported by the Company on that date, and the 356,362 Shares acquired upon conversion of the Convertible Bonds.

As of August 06, 1997:

(i) By reason of the provisions of Rule 13d-3 of the Act and by reason of its beneficial ownership of Shares, DESCO Inc may be deemed to own beneficially 93 Shares, comprising the Shares beneficially owned by SecLP, InvLP and IntlLLC. Thus, DESCO Inc may be deemed to beneficially own approximately .00137% of the Shares outstanding.

(ii) By reason of the provisions of Rule 13d-3 of the Act and by reason of its beneficial ownership of Shares, DESCO LP may be deemed to own beneficially 50 Shares, comprising the Shares beneficially owned by SecLP and InvLP. Thus, DESCO LP may be deemed to beneficially own approximately .00074% of the Shares outstanding.

(iii) SecLP beneficially owns 0 Shares, constituting 0% of the Shares outstanding.

(iv) InvLP owns directly 50 Shares, constituting approximately .00074 % of the Shares outstanding.

(v) IntlLLC owns directly 43 Shares, constituting approximately .00063 % of the Shares outstanding.

(vi) David Shaw owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act and by reason of his beneficial ownership of Shares, David Shaw may be deemed to own beneficially 93 Shares, comprising the Shares beneficially owned by SecLP, InvLP and IntlLLC. Thus, David Shaw may be deemed to beneficially own approximately .00137% of the outstanding Shares. David Shaw disclaims beneficial ownership of such 93 Shares.

(b) With respect to the number of Shares beneficially owned by each Reporting Person, each Reporting Person shares voting and dispositive power with the other Reporting Persons, except that SecLP, InvLP and DESCO LP do not share voting or dispositive power with IntlLLC and vice versa.

(c) Except for the transactions listed in Schedule A, attached hereto, there have been no transactions with respect to the class of securities reported on by the persons named in paragraph (a) during the period from June 05, 1997 until August 06, 1997.

(d) No person other than each respective owner and general partner or member manager referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No Change.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No change.

                                   SCHEDULE A

Pursuant to Item 5(c), following are the transactions in the Shares during the period from June 05, 1997 until August 06, 1997. All transactions were effected over the counter.

Transaction       Date Of          Number Of shares       Price Per
Effected By       Purchase         Bought (Sold)          Share
-----------       --------         ----------------       ---------

InvLP             970609           (13700)                25.9760
IntlLLC           970609            (8100)                25.9760
SecLP             970609           (18200)                25.9760
IntlLLC           970624            (1100)                27.0000
InvLP             970624            (1800)                27.0000
SecLP             970624            (2300)                27.0000
InvLP             970625            (7800)                27.0000
IntlLLC           970625            (4700)                27.0000
SecLP             970625           (10500)                27.0000
InvLP             970630            23300                 26.8750
SecLP             970630           (23300)                26.8750
IntlLLC           970702            (1200)                27.7500
InvLP             970702            (1400)                27.7500
SecLP             970702            (3400)                27.7500
SecLP             970709            (8500)                27.6875
InvLP             970709            (3400)                27.6875
IntlLLC           970709            (3100)                27.6875
InvLP             970722            (5100)                30.0620
IntlLLC           970722            (4100)                30.0620
SecLP             970722           (10800)                30.0620
InvLP             970730            (6500)                31.2240
IntlLLC           970730            (5200)                31.2240
SecLP             970730           (13800)                31.2240
InvLP             970731            (1400)                31.1875
IntlLLC           970731            (1100)                31.1875
SecLP             970731            (3000)                31.1875
InvLP             970731            (2500)                31.4375
IntlLLC           970731            (2100)                31.4375
SecLP             970731            (5400)                31.4375

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated January 14, 1997, granted by David Shaw in favor of Daniel Fishbane, is attached hereto.

                                August 19, 1997

                                D.E. SHAW & CO., INC.
                                By: David E. Shaw
                                    President
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                D.E. SHAW & CO., L.P.
                                By: David E. Shaw
                                    Managing Director
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                D.E. SHAW SECURITIES, L.P.
                                By: D.E. SHAW & CO., L.P., as
                                    General Partner
                                By: David E. Shaw
                                    Managing Director
                                By: /s/ Daniel Fishbane
                                   Attorney-in-fact for David E. Shaw

                                D.E. SHAW INVESTMENTS, L.P.
                                By: D.E. SHAW & CO., L.P., as
                                    General Partner
                                By: David E. Shaw
                                    Managing Director
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                D.E. SHAW & CO. INTERNATIONAL, L.L.C.
                                By: D.E. SHAW & CO., INC., as
                                    member manager
                                By: David E. Shaw
                                    President
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                DAVID E. SHAW
                                By: /s/ Daniel Fishbane
                                    Attorney-in-fact for David E. Shaw

                                POWER OF ATTORNEY

                              FOR CERTAIN FILINGS

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, DAVID E. SHAW, hereby make, constitute and  appoint each of:

                  Lou Salkind,

                  Stu Steckler,

                  Anne Dinning and

                  Danny Fishbane,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name, my individual capacity and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L.P.) all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof.

IN WITNESS WHEREOF, I have executed this instrument as of the date set forth below.

Date: January 14, 1997
      ------------------

/s/ David E. Shaw
------------------------
David E. Shaw
New York, New York